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No.  68619E208                         13G                    Page 1 of 10 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                               (Amendment No. 3)*

                             Origen Financial, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68619E208
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                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Persons who respond to the collection if information in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 68619E208                    13G                    Page 2 of 10 Pages
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    1       NAMES OF REPORTING PERSONS

            Wesley Capital Management, LLC

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            52-2280947

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) |_|

                                                                         (b) |_|
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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              -0- (See Item 4)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            -0- (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0- (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [_]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                  OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 68619E208                    13G                    Page 3 of 10 Pages
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    1       NAMES OF REPORTING PERSONS

            Arthur Wrubel

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              -0- (See Item 4)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            -0-  (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0- (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [_]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 68619E208                    13G                    Page 4 of 10 Pages
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--------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            John Khoury

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------------------------------------------------------------------

                                 5    SOLE VOTING POWER

                                            -0-
                                 -----------------------------------------------
                                 6    SHARED VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY                              -0- (See Item 4)
 OWNED BY EACH                   -----------------------------------------------
REPORTING PERSON                 7    SOLE DISPOSITIVE POWER
     WITH
                                            -0-
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                            -0-  (See Item 4)
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-  (See Item 4)
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          [_]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 68619E208                    13G                    Page 5 of 10 Pages
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Item 1

      (a)   Name of Issuer:

            The name of the issuer is Origen Financial, Inc. (the "Issuer").

      (b)   Address of Issuer's Principal Executive Offices:

            The Issuer's principal executive office is located at 27777 Franklin Road, Suite 1700, Southfield, MI 48034.

Item 2

      (a)   Name of Person Filing:

                  This Amendment No. 3 to Schedule 13G is being jointly filed by Wesley Capital Management LLC, a Delaware limited liability company (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury with respect to the ownership of the shares of Common Stock of the Issuer by three hedge funds and a managed account (collectively, the "Funds") for which the Management Company serves investment manager or advisor.(1) Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this Schedule 13G as the "Reporting Persons."

                  The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

      (b)   Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of each of the Reporting Persons is 717 5th Avenue, 14th Floor, New York, NY 10022.

(1) The Management Company serves as investment manager or advisor to Wesley Capital L.P., a Delaware limited partnership, Wesley Capital Master Fund Limited, a Cayman Islands corporation, Wesley Capital QP, L.P., a Delaware limited partnership, and a managed account. Accordingly, the Management Company may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. Mr. Wrubel and Mr. Khoury are Managing Members of the Management Company, and together they control its business activities. Accordingly each of Mr. Wrubel and Mr. Khoury may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. The Management Company, Mr. Wrubel and Mr. Khoury each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Funds, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

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CUSIP No. 68619E208                    13G                    Page 6 of 10 Pages
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      (c)   Citizenship:

            The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

      (d)   Title of Class of Securities:

            Common Stock, par value $.01 per share.

      (e)   CUSIP No.:

            68619E208

Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4      Ownership:

            A. Wesley Capital Management, LLC(2)

                  (a) Amount beneficially owned: -0-

                  (b) Percent of class: 0%

                  (c) Number of shares as to which such person has:

                        (i) Sole power to vote or direct the vote: -0-

                        (ii) Shared power to vote or direct the vote: -0-

                        (iii) Sole  power to dispose or direct the  disposition:
                        -0-

                        (iv) Shared power to dispose or direct the  disposition:
                        -0-

            B. Arthur Wrubel(2)

                  (a) Amount beneficially owned: -0-

                  (b) Percent of class: 0%.

(2) See note 1.

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CUSIP No. 68619E208                    13G                    Page 7 of 10 Pages
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                  (c) Number of shares as to which such person has:

                        (i) Sole power to vote or direct the vote: -0-

                        (ii) Shared power to vote or direct the vote: -0-

                        (iii) Sole  power to dispose or direct the  disposition:
                        -0-

                        (iv) Shared power to dispose or direct the  disposition:
                        -0-

            C. John Khoury(2)

                  (a) Amount beneficially owned: -0-

                  (b) Percent of class: 0%.

                  (c) Number of shares as to which such person has:

                        (i) Sole power to vote or direct the vote: -0-

                        (ii) Shared power to vote or direct the vote: -0-

                        (iii) Sole power to dispose or direct the disposition: 0

                        (iv) Shared power to dispose or direct the  disposition:
                        -0-

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6      Ownership of More Than Five Percent on Behalf of Another Person:

            See response to Item 4.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not applicable.

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

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CUSIP No. 68619E208                    13G                    Page 8 of 10 Pages
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Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 68619E208                    13G                    Page 9 of 10 Pages
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

                                                 Wesley Capital Management, LLC

                                                 By:      /s/ Arthur Wrubel
                                                          -----------------
                                                 Name:    Arthur Wrubel
                                                 Its: Managing Member

                                                 Wesley Capital Management, LLC

                                                 By:      /s/ John Khoury
                                                          ----------------------
                                                 Name:    John Khoury
                                                 Its: Managing Member

                                                 /s/ Arthur Wrubel
                                                 -------------------------------
                                                 Arthur Wrubel, individually

                                                 /s/ John Khoury
                                                 -------------------------------
                                                 John Khoury, individually

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2007

                                                 Wesley Capital Management, LLC

                                                 By:      /s/ Arthur Wrubel
                                                          -----------------
                                                 Name:    Arthur Wrubel
                                                 Its: Managing Member

                                                 Wesley Capital Management, LLC

                                                 By:      /s/ John Khoury
                                                          ----------------------
                                                 Name:    John Khoury
                                                 Its: Managing Member

                                                 /s/ Arthur Wrubel
                                                 -------------------------------
                                                 Arthur Wrubel, individually

                                                 /s/ John Khoury
                                                 -------------------------------
                                                 John Khoury, individually